EXHIBIT 4

AMENDED AND RESTATED

FEDERAL HOME LOAN BANK

OF INDIANAPOLIS

CAPITAL PLAN

Approved by the Board of Directors

September 19, 2002

(with corrections through October 1, 2002)

APPROVED BY THE FEDERAL HOUSING FINANCE BOARD

October 9, 2002

TABLE OF CONTENTS

I.	Introduction	1
	A. Capital Overview	1
	B. Plan Summary	1
	C. Transition Provisions	2
	D. General	2

II.	Definitions	2

III.	Capital Requirements	7
	A. Capital Ratio	7
	B. Leverage Capital Requirement	7
	C. Permanent Capital Requirement	7
	D. Regulatory Reporting	7

IV.	Class of Stock; Rights and Dividends	7
	A. Class B Stock	7
	B. Dividends	9
	C. Additional Offerings	9
	D. Liquidation, Consolidation or Merger of the FHLBI	9

V.	Investment by Members	10
	A. Stock Requirement	10
	B. Stock Requirement Calculation	11
	C. Adjustment or Amendments to Stock Requirement Percentages	11

VI.	Transfer, Redemption or Repurchase of Stock	12
	A. Transfer to Other Members	12
	B. Redemption of Stock by Member	12
	C. Repurchase of Stock by FHLBI	14
	D. Additional Limitations to Redemption of Stock	14

VII.	Termination of or Withdrawal from Membership	15
	A. Effective Date of Termination	16
	B. Member Rights During Redemption Period	17
	C. Cancellation of Withdrawal Notice	19
	D. Readmission to Membership	20

VIII.	Adoption of Changes to Capital Plan	20

IX.	Transition Provisions	20
	A. Exchange of Existing Stock	21
	B. Withdrawal from Membership Prior to Effective Date	22
	C. Effect on Election of Directors	23

9-12-02

Capital Plan

I.	Introduction

A.	Capital Overview

The Gramm-Leach-Bliley Act of 1999 specified that the Federal Home Loan Banks (“FHLBanks”) transition from a “subscription” capital form to a permanent capital form. The Act also imposed certain risk-based capital requirements on the FHLBanks. The Federal Home Loan Bank of Indianapolis (“FHLBI”) has adopted this capital plan (“Capital Plan” or “Plan”) in accordance with the implementing regulations (the “Capital Regulation”) issued by the Federal Housing Finance Board (“Finance Board”). Terms used but not defined herein shall be used as defined in the Act or the Capital Regulation.

B.	Plan Summary

•	The Plan provides for the issuance of Class B Stock, divided into Subseries B-1 and B-2, based upon the greater of a percentage of a member’s Total Mortgage Assets or its Activity-based Stock Requirement with the FHLBI, with a minimum investment of $1,000.

•	The initial Total Mortgage Asset percentage shall be 1.0% with a range of 0.75% to 1.25% and the membership requirement is subject to a maximum stock purchase of $35,000,000. No maximum exists for the Activity-based Stock Requirement.

•	The initial percentages and ranges for each type of Activity-based Asset shall be as follows: a. Credit Products - 5.0% (2.0 - 5.0%); b. Derivative Contracts - 5.0% (3.0 - 5.0%); and c. Acquired Member Assets - 3.0% (0.0 - 5.0%).

•	The Plan provides that the FHLBI may make offerings to its members of additional shares of Subseries B-1 Stock from time to time.

•	The Plan also sets forth the capital requirements that the FHLBI must maintain under the Act and the Finance Board’s regulations. It provides that member-required investments in the Class B Stock may be adjusted by the Board of Directors, as needed, to enable FHLBI to continue to meet those capital requirements.

•	Required stock subject to a member redemption request, a withdrawal from membership request, or is held by a non-member after a merger with a member shall be converted to Subseries B-2 stock and shall receive eighty percent (80%) of the Subseries B-1 Stock declared dividend.

•	Class B Stock is redeemable upon five (5) years’ prior written notice, subject to certain restrictions and limitations set forth in the following sections of this Capital Plan. A fee of $500 will be assessed by the FHLBI on members that cancel requests to redeem stock or that cancel requests to withdraw from membership.

C.	Transition Provisions

The Plan will be effective on a date declared by the Board of Directors, which shall not be later than 18 months after approval is received from the Finance Board of the Capital Plan. All outstanding stock of the members will be automatically exchanged for shares of an equal amount of par value of Class B Stock. Any excess Class B Stock then held by a member may be repurchased by the FHLBI in its discretion in accordance with Section IX hereof. A member may elect to terminate its membership with thirty (30) days’ notice to the Finance Board and the FHLBI prior to the Effective Date of this Capital Plan, in accordance with Section IX hereof.

D.	General

In certain sections of this Capital Plan, the terms “in its discretion” or “in its sole discretion” are used when describing the FHLBI’s decision-making authority. The FHLBI acknowledges that the Finance Board, in its role as safety and soundness regulator, may limit the FHLBI’s discretion in certain circumstances.

The Capital Plan takes into account the applicable provisions of the Act and the Capital Regulation and it is not intended to contradict such provisions. If any statements contained in the Capital Plan conflict with the actual provisions of the Act or the Capital Regulation, as amended from time to time, the provisions of the Act or the Capital Regulation will control.

II.	Definitions

In this Capital Plan, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa. The following are defined terms used in this Plan.

“Act” means the Federal Home Loan Bank Act, as amended.

“Acquired Member Assets” means those assets acquired by the FHLBI from a member that meet the requirements of 12 C.F.R.§ 955. This includes Mortgage Purchase Program (“MPP”) assets.

“Activity-based Assets” means the total of a member’s outstanding Credit Products, Derivative Contracts and Acquired Member Assets, which shall be calculated using the following balances: (a) for lines of credit, the commitment amount; (b) for standby letters of credit, the maximum available credit under the standby letter of credit; (c) for all other Advances or Credit Products, the principal balance on the FHLBI’s books; (d) for Derivative Contracts, the amount of collateral required for the transaction; and (e) for Acquired Member Assets, the principal balance, as adjusted from time to time on the

FHLBI’s books, provided that all Acquired Member Assets on the FHLBI’s books on the Effective Date of the Plan shall not be included in the calculation of a member’s Activity-based Assets.

“Activity-based Stock Requirement” means the sum of the outstanding Activity-based Assets of a member multiplied by the applicable percentage for each type of Activity-based Asset, in effect from time to time.

“Advances” means loans to a member from the FHLBI that are: (a) provided pursuant to a written agreement; (b) supported by a note or other written evidence of the member’s obligations; and (c) fully secured by collateral in accordance with the Act and Finance Board regulations.

“Board of Directors” means the board of directors of the FHLBI.

“Business Day” means a day which is not (a) a Saturday, Sunday or legal holiday on which FHLBI is authorized to remain closed or (b) a day on which the New York Stock Exchange is closed.

“Capital Ratio” means Total Capital divided by Total Assets.

“Cash Management Services Account” or “CMS Account” means a demand deposit account held by a member at the FHLBI.

“Class B Stock” means the capital stock with a five-year redemption period that the FHLBI is authorized to issue under this Capital Plan.

“Credit Products” means Advances, lines of credit, standby letters of credit, Affordable Housing Program (“AHP”) advances, and Community Investment Program (“CIP”) advances offered by the FHLBI.

“Credit Risk Capital” means an amount of Permanent Capital equal to the sum of the credit risk capital charges for FHLBI’s assets, off-balance sheet items and Derivative Contracts. These charges are calculated using the methodology and risk weights assigned to each classification in the Capital Regulation, as the same may be amended from time to time. Assets that are not rated directly or indirectly by any NRSRO shall be rated by the FHLBI using standards available from an NRSRO or similar standards.

“Derivative Contract” means generally a financial contract, the value of which is derived from the values of one or more underlying assets, reference rates, or indices of asset values, or credit-related events. Derivative Contracts include interest rate, foreign exchange rate, equity, precious metals, commodity and credit contracts and any other instruments that pose similar risks.

“Determination Date” means the dates on which a member’s Stock Requirement is recalculated due to the addition of new Activity-based Assets. The Determination Date shall be: (a) for lines of credit, the date of commitment; (b) for Derivative Contracts, the date of the FHLBI confirmation; (c) for standby letters of credit, the date of issuance; (d) for other Advances and other Credit Products, the date of disbursement; and (e) for Acquired Member Assets, the Settlement Date.

“Effective Date,” when used with respect to termination of membership, shall mean those dates set forth in Section VII hereof, and, when used with respect to the commencement date of this Capital Plan, means the date the FHLBI first issues any stock under this Plan.

“Excess Stock” means any shares of Class B Stock held by a member (or its successor) in excess of the member’s Stock Requirement.

“Financial Statements” means a member’s annual regulatory Call Report, or similar annual regulatory filing for members that do not file Call Reports, provided that the FHLBI may, if such Call Reports or other regulatory filings are unavailable, or if the context otherwise requires, rely upon annual audited financial statements or upon quarterly Call Reports or similar quarterly regulatory filings.

“Information Statement” means the document containing the information concerning the FHLBI and the Capital Plan that is required to be disclosed to members pursuant to 12 C.F.R. § 933.5.

“GAAP” means generally accepted accounting principles in the United States.

“Leverage Capital” means the sum of Permanent Capital multiplied by 1.5 and all the other components of Total Capital.

“Leverage Capital Requirement” means Leverage Capital divided by Total Assets.

“Market Risk Capital” means an amount of Permanent Capital equal to the sum of the market value of the FHLBI’s portfolio at risk and the amount by which the current market value of Total Capital is less than eighty-five percent (85%) of the book value of Total Capital. The risk to the portfolio is defined as that arising from movements in interest rates, foreign exchange rates, commodity prices, and equity prices which might arise during periods of market stress, as measured by an internal market risk model that estimates the market value of all of the FHLBI’s instruments and market value of the portfolio at risk, as more fully described in 12 C.F.R. § 932.5(b). The market risk model will be validated annually by knowledgeable FHLBI staff outside the FHLBI’s Treasury Department or by a qualified third party, with results reviewed by the Board of Directors and provided to the Finance Board.

“NRSRO” means a credit rating organization regarded as a Nationally Recognized Statistical Rating Organization by the Securities and Exchange Commission.

“Operations Risk Capital” means an amount equal to thirty percent (30%) of the sum of the FHLBI’s Credit Risk Capital and Market Risk Capital requirements, or a lesser amount but no less than ten percent (10%) if the FHLBI provides an alternate methodology approved by the Finance Board or provides for insurance coverage from an insurer that has been rated at least the second highest investment grade rating by an NRSRO.

“Opt-out Date” means the date by which a member must notify the Finance Board and the FHLBI that it wishes to opt out of the stock conversion and withdraw from membership. Such date shall be thirty (30) days prior to the date determined by the Board of Directors as the Effective Date of the Capital Plan.

“Permanent Capital” means retained earnings under GAAP plus the amount paid in for Class B Stock.

“Recalculation Date” means: (1) on or about April 1 of each year for re-calculating a member’s Total Mortgage Assets, (2) each Determination Date for re-calculating a member’s Activity-based Stock Requirement due to the acquisition of Activity-based Assets, (3) the effective date of any adjustment or amendment to the Stock Requirement percentages under Section V.C., and (4) the date of any recalculation performed by the FHLBI due to reductions in the member’s Activity-based Assets as a result of payments or changes in value or any other recalculation provided for under Section V.B.5.

“Record Date” means December 31 of the calendar year immediately preceding the election year.

“Redemption Cancellation Fee” means the $500 fee imposed by the FHLBI on a member that cancels a redemption notice for stock constituting part or all of the member’s Stock Requirement.

“Redemption Period” is the five-year period from the date the notice of request for redemption of stock is received by the FHLBI from the member until the stock can be redeemed.

“Risk-based Capital Requirement” means an amount of Permanent Capital equal to the sum of the FHLBI’s required Credit Risk Capital, Market Risk Capital and Operations Risk Capital requirements.

“Risk Management Policy” means the policy of the FHLBI, reviewed by the Board of Directors at least annually, regarding the FHLBI’s risk management practices and procedures as permitted under the Capital Regulation and other rules and regulations of the Finance Board, and as such policy may be in effect or amended from time to time.

“Settlement Date” means the date Acquired Member Assets are purchased by the FHLBI and proceeds are actually paid to or on behalf of the member.

“Stock Requirement” means the amount of Class B Stock the member is required to hold based upon the greater of a percentage of the member’s Total Mortgage Assets or the Activity-based Stock Requirement.

“Subseries B-1 Stock” means that Subseries of Class B Stock that will initially be issued and that will pay a higher dividend than the Subseries B-2 Stock.

“Subseries B-2 Stock” means that Subseries of Class B Stock into which Subseries B-1 Stock will be converted if the stock becomes subject to a voluntary or automatic redemption request while the stock is still needed by a member to meet its Stock Requirement.

“Time Account” means an investment deposit account maintained by a member with the FHLBI.

“Total Assets” means the FHLBI’s total assets as determined in accordance with GAAP.

“Total Capital” means the sum of Permanent Capital, the paid-in value of all Class A stock (if any), general loan loss reserves, and other instruments as may be identified in the Plan from time to time and accepted as components of Total Capital by the Finance Board.

“Total Mortgage Assets” of the member means the aggregate unpaid principal balance of the member’s Home mortgage loans as defined in 12 C.F.R.§925.1(n), and more specifically means the following: (1) a loan, whether or not fully amortizing, or an interest in such a loan, which is secured by a mortgage, deed of trust, or other security agreement that creates a first lien on one of the following interests in the property: (i) one-to-four family property or multifamily property, in fee simple; (ii) a leasehold on one-to-four family property or multifamily property under a lease of not less than 99 years that is renewable, or under a lease having a period of not less than 50 years to run from the date the mortgage was executed; or (iii) combination business or farm property where at least 50 percent of the total appraised value of the combined property is attributable to the residential portion of the property or, in the case of any community financial institutions, combination business or farm property, on which is located a permanent structure actually used as a residence (other than for temporary or seasonal housing), where the residence constitutes an integral party of the property. (2) A mortgage pass-through security that represents an undivided ownership interest in: (i) long-term loans, provided that, at the time of issuance of the security, all of the loans meet the requirements of item (1) of this definition; or (ii) a security that represents an undivided ownership interest in long-term loans, provided that, at the time of issuance of the security, all of the loans met the requirements of item (1) of this definition.

“Withdrawal Cancellation Fee” means the $500 fee imposed by the FHLBI on the member for canceling a notice of withdrawal from membership.

III.	Capital Requirements

A.	Capital Ratio

The FHLBI shall maintain a Capital Ratio of at least 4.0 percent.

B.	Leverage Capital Requirement

The FHLBI shall also meet a Leverage Capital Requirement of at least 5.0 percent.

C.	Permanent Capital Requirement

The FHLBI shall maintain a level of Permanent Capital equal to or more than the Risk-based Capital Requirement.

D.	Regulatory Reporting

Each month by the fifteenth Business Day, or as otherwise required by the Finance Board, the FHLBI shall report to the Finance Board its Total and Permanent Capital amounts and its Risk-based Capital Requirement by components, all calculated as of the close of business on the last Business Day of the prior month.

Risk management assessment procedures and controls for all capital measurements are contained in the FHLBI’s Risk Management Policy, as amended from time to time. The Finance Board has the authority to require FHLBI to hold more capital than is set forth in Subsections A, B and C above, which could require the FHLBI to amend this Capital Plan or the Risk Management Policy from time to time.

IV.	Class of Stock; Rights and Dividends

The Board of Directors of the FHLBI hereby approves the issuance of one class of stock, to be known as the “Class B Stock,” divided into Subseries B-1 and Subseries B-2, with the rights, privileges and preferences set forth below, and the FHLBI shall issue no other classes of stock except by amendment to this Capital Plan and approval by the Finance Board. The FHLBI shall not issue stock other than in accordance with 12 C.F.R.§ 931.2. FHLBI stock may only be issued to and held by members (or their successors upon consolidation or merger, with respect to holding existing stock).

A.	Class B Stock

1.	The Class B Stock shall have a par value of one hundred dollars ($100), and shall be issued, redeemed and repurchased only at such par value. The Class B Stock shall be issued in an amount necessary to at least meet each member’s Stock Requirement as set forth in Section V hereof and may be issued in additional amounts as provided in Subsection C. below.

2.	The Class B Stock shall consist of two subseries, B-1 and B-2. Subseries B-1 will be the stock initially issued by the FHLBI on the Effective Date and the stock generally purchased by members as needed to meet their Stock Requirement. Subseries B-1 Stock will be converted to Subseries B-2 Stock if the member withdraws from membership, or if its membership is terminated or if it files a notice to redeem stock that is needed by the member to meet the member’s Stock Requirement. A member’s Excess Stock, if any, will not be converted to Subseries B-2 Stock, as long as such Stock remains Excess Stock.

3.	The holders of Class B Stock shall be deemed the owners of the FHLBI’s retained earnings, surplus, undivided profits and equity reserves, but shall have no right to receive any portion of those amounts, except through a declared dividend or distribution approved by the Board of Directors or upon the liquidation of the FHLBI.

4.	The Class B Stock will be issued and held in book entry form only and shall be tradable only between the FHLBI and its members, provided, however, that the stock may only be transferred between members as set forth in Section VI.A. hereof.

5.	The Class B Stock may be redeemed upon five (5) years’ prior written notice from the member in accordance with the procedures set forth in Section VI.B. hereof. The Class B Stock is also subject to repurchase by the FHLBI, in its discretion, whether or not requested by the member, but only in accordance with the procedures set forth in Section VI.C. hereof.

6.	In accordance with Part 915 of the regulations of the Finance Board, the members (or successors by merger or consolidation occurring after the Record Date) holding the Class B Stock shall be entitled to vote in the election of directors from the member’s state based upon one vote for each share of Class B Stock required to be held by the member as of the Record Date, provided that the number of votes that any member may cast for any one directorship based upon the member’s Class B Stock holdings shall not exceed the average number of shares of Class B Stock that were required to be held by all members located in that state as of the Record Date. In no event shall a member vote any Excess Stock held by such member, determined as of the Record Date. For purposes of applying Part 915 of the regulations of the Finance Board, the Class B Stock that a member was “required to hold” shall be the member’s Stock Requirement as of the Record Date, provided that if the Capital Plan was not in effect as of the Record Date, the number of shares of stock that a member was required to hold as of the Record Date shall be determined in accordance with Sections 925.20 and 925.22 of the Finance Board regulations. For purposes of this Section IV.A, former members who withdrew from membership after the Record Date will retain the right to vote in the subsequent election occurring after a Record Date on which they were still a member. However, former members who withdrew from membership prior to the Record Date but who still hold Class B Stock to support outstanding obligations are not considered members hereunder and do not have voting rights with respect to such stock.

B.	Dividends

1	Dividends on the Class B Stock, whether in cash or stock, or a combination thereof, shall be payable quarterly, but only as provided herein. The Board of Directors shall establish and declare the amount and type of the dividend at its discretion effective as of the tenth Business Day of the month following the end of each calendar quarter with payment to be made on or about the fifteenth Business Day of such month. The dividend on the Subseries B-2 Stock shall be equal to eighty percent (80%) of the dividend that is declared by the Board of Directors on the Subseries B-1 Stock. The amount of dividends to be paid shall be based upon the average number of each subseries of shares held by the member during the quarter. Dividends are non-cumulative with respect to payment obligations.

2.	The FHLBI shall not declare or pay any dividends on the Class B Stock if the FHLBI is not in compliance with any of its minimum capital requirements or if the payment of a dividend would cause the FHLBI to fail to meet any of its minimum capital requirements. Dividends, if declared, will only be paid from current net earnings or from retained earnings.

C.	Additional Offerings

The FHLBI is authorized to issue additional Subseries B-1 Stock, at par value, to its members from time to time. Participation in such offerings shall be voluntary on the part of the members, on terms and conditions to be determined by the Board of Directors, but such offerings shall not discriminate in favor or against any member.

D.	Liquidation, Consolidation or Merger of the FHLBI

1.	Subject to the authority of the Finance Board to prescribe rules, regulations or orders governing the liquidation of a Federal Home Loan Bank, upon the liquidation of the FHLBI, following the retirement of all outstanding liabilities of the FHLBI to its creditors, all shares of Class B Stock are to be redeemed at par value, provided that if sufficient funds are not available to accomplish the redemption in full of the Class B Stock at par value, then such redemption shall occur on a pro rata basis among all holders of Class B Stock. Following the redemption in full of all Class B Stock, any remaining assets will be distributed to the holders of Class B Stock in the proportion that each stockholder’s Class B Stock bears to the total Class B Stock outstanding immediately prior to such liquidation.

2.	In the event of the merger or consolidation of the FHLBI into another FHLBank, the members shall immediately become members of the successor FHLBank and their existing Class B Stock shall be converted to equivalent stock in the successor FHLBank or as otherwise provided in any plan of merger between the FHLBanks or in any lawful order of the Finance Board.

3.	In the event of the merger or consolidation of another FHLBank into the FHLBI, members of the merged FHLBank shall immediately become members of the FHLBI and the outstanding stock of the merged FHLBank shall be converted to equivalent stock in the FHLBI, or as otherwise provided in any plan of merger between the FHLBanks, subject to any lawful order of the Finance Board.

V.	Investment by Members

All members of the FHLBI or institutions applying for membership shall be required to maintain a minimum investment in the FHLBI by purchasing shares of its Class B capital stock as follows.

A.	Stock Requirement

1.	Each member or institution applying for membership, as a condition of initial or continuing membership, shall purchase and hold shares of the Class B Stock, initially as Subseries B-1 Stock, in an amount equal to its Stock Requirement. This purchase shall occur on the Effective Date of the Plan for existing members. For institutions being admitted to membership thereafter, the stock must be purchased in a single transaction before the institution’s membership will be effective. The Stock Requirement will be the greater of a percentage of the member’s Total Mortgage Assets (subject to the cap set forth below) or the member’s Activity-based Stock Requirement, with a minimum investment of $1,000.

2.	The initial percentage on the Effective Date of this Capital Plan shall be 1.0% of the member’s Total Mortgage Assets. The percentage set forth herein may be changed, within a range of 0.75% to 1.25% of Total Mortgage Assets, by the Board of Directors from time to time as more fully set forth in Subsection B hereof. Stock required to be purchased based upon a member’s Total Mortgage Assets shall not exceed $35,000,000 par value (350,000 shares).

3.	The initial percentages and ranges for the Activity-based Stock Requirement for each type of Activity-based Asset are as follows:

Type	Initial %	Range
Credit Products	5.0%	2.0-5.0%
Derivative Contracts	5.0%	3.0-5.0%
Acquired Member Assets	3.0%	0.0-5.0%

4.	The member’s Stock Requirement will be recalculated from time to time in accordance with the procedures set forth in Subsection B and C below, except that on the Effective Date of this Capital Plan the member’s Stock Requirement will be determined using the most recent Financial Statements available to the FHLBI and the FHLBI’s current records.

B.	Stock Requirement Calculation

1.	A member’s Total Mortgage Assets will be determined on or about April 1 of each year, based upon the member’s Financial Statements as of December 31 of the prior year.

2.	A member that enters into a new Activity-based Asset must comply with any associated requirement to purchase additional Class B Stock at the time the new Activity-based Asset is entered into and for as long as the Activity-based Asset is outstanding.

3.	The member’s Stock Requirement will be recalculated on each Recalculation Date. Any additional stock purchases necessary to meet the new Stock Requirement shall be made by cash payment from the member by wire transfer or by debiting the required amount from the member’s Cash Management Services Account or the member’s Time Account, as designated by the member.

4.	In the event any member fails to comply on the Recalculation Date with the recalculated Stock Requirement, the member’s access to products and services of the FHLBI shall be suspended until such requirements are met, and any failure to comply within ten (10) Business Days of the Recalculation Date may lead to involuntary termination of membership.

5.	Further, the FHLBI reserves the right to recalculate a member’s Stock Requirement from time to time, using the most current Financial Statements and the FHLBI’s current records at the time of such recalculation.

C.	Adjustment or Amendments to Stock Requirement Percentages

1.	The Board of Directors has a continuing obligation to review and adjust the Stock Requirement, as necessary, to see that the FHLBI remains in compliance with its minimum capital requirements.

2.	The Board of Directors of the FHLBI may adjust the percentages used in determining the amount of the Stock Requirement to be held by each member from time to time (i) within the ranges set forth in Subsection A above or (ii) outside such ranges by amendment of the Capital Plan and prior approval from the Finance Board, in accordance with the Act and the regulations of the Finance Board, as amended from time to time.

3.

Any adjustments or Finance Board-approved amendments to the Stock Requirement percentages shall go into effect fifteen (15) days after declaration by the Board of Directors and notice to the members, which shall be a

Recalculation Date, and shall be based upon a member’s current Total Mortgage Assets as reflected in its most recent Financial Statements and the outstanding balance of Activity-based Assets, or for changes in the Activity-based Stock Requirement percentage, may be, at the discretion of the Board of Directors, applied prospectively only as to new Activity-based Assets acquired after the date of the notice. Any additional stock purchases necessary to meet any new Stock Requirements shall be made by cash payment from the member by wire transfer or by debiting the required amount from the member’s CMS Account or the member’s Time Account, as designated by the member.

4.	In the event any member fails to comply on the effective date of the change with any adjusted or amended Stock Requirement, the member’s access to products and services of the FHLBI shall be suspended until such requirements are met, and any failure to comply within ten (10) Business Days of the effective date of the change may lead to involuntary termination of membership.

5.	Members who have filed a notice of withdrawal of membership with the FHLBI or whose membership has been otherwise terminated, in accordance with Section VII hereof, shall not be required to meet any increases based upon changes in the Total Mortgage Asset percentages or the Activity-based Stock Requirement percentages while the notice of withdrawal is pending or subsequent to such termination, unless new Activity-based Assets are entered into. Changes in the Activity-based Stock Requirement percentages will be applied to a member’s outstanding and new Activity-based Assets (or if the changes were prospective only, then only to new Activity-based Assets) if the withdrawing member enters into new Activity-based Assets after the effective date of the adjustment or amendment.

VI.	Transfer, Redemption or Repurchase of Stock

A.	Transfer to Other Members

With the written approval of the FHLBI, which may be withheld in its sole discretion, a member may transfer any Excess Stock of the FHLBI to another FHLBI member. Any such stock transfers shall be at par value and shall be effective upon being recorded on the appropriate books and records of the FHLBI. All transfers shall be undertaken only in accordance with 12 C.F.R.§ 931.6. The shares subject to the transfer shall be identified by the member in the written notice requesting the transfer. Transferred shares that were subject to a notice of redemption shall have the notice automatically cancelled upon the transfer but no cancellation fee will be charged.

B.	Redemption of Stock by Member (See Section VII for Membership Withdrawal)

1.	A member may have its Class B Stock redeemed by providing five (5) years’ prior written notice of redemption to the FHLBI. The Redemption Period will commence on the date of receipt of the written notice by the FHLBI. The redemption notice shall identify the particular shares of Class B Stock that are to be redeemed by date of acquisition and amount.If the redemption notice fails to identify the particular shares to be redeemed, the member shall be deemed to have requested redemption of the most recently acquired shares that are not already subject to a pending redemption request. At the end of the Redemption Period, only stock of the member that has been held for at least five years and that is then Excess Stock can be used to fill the redemption request. The conversion of Class B Stock from Subseries B-1 Stock to Subseries B-2 or the reverse does not change the acquisition date of the Stock. A member shall not have more than one notice of redemption outstanding at one time for the same shares of Class B Stock. At the expiration of the applicable Redemption Period, the FHLBI shall pay to the member the par value of each redeemed share of Class B Stock by crediting the member’s CMS Account or Time Account, as specified by the member, on the date of redemption, provided that the limitations set forth Subsection D below do not apply. Any stock that is redeemed will be retired by the FHLBI and will no longer be deemed outstanding stock.

2.	A member’s Class B Stock that is part of the member’s Stock Requirement at the time a redemption request is filed with respect to such stock shall be immediately converted from Subseries B-1 to Subseries B-2, and shall receive the lower dividend, until the stock is redeemed, the redemption notice is cancelled or the stock becomes Excess Stock. If during the Redemption Period the Subseries B-2 Stock becomes Excess Stock, the Subseries B-2 Stock will be re-converted to Subseries B-1 Stock, at the next Recalculation Date determined under Section V. B., for the remainder of the Redemption Period or until the Excess Stock is again needed by the member to meet its Stock Requirement. If during the Redemption Period, the Excess Stock becomes needed by the member to meet its Stock Requirement, such Excess Stock (then Subseries B-1 Stock) shall be re-converted to Subseries B-2 Stock at the next Recalculation Date determined under Section V.B. This pattern of conversion between Subseries B-1 Stock and Subseries B-2 Stock shall continue during the Redemption Period to the extent that the status of the Class B Stock that is subject to the notice of redemption changes as between stock that is needed by the member to satisfy its Stock Requirement and Excess Stock.

3.	A member may cancel a notice of redemption by notifying the FHLBI in writing. Cancellations shall be applied first against stock needed to meet a member’s Stock Requirement and then against Excess Stock. Further, a redemption notice shall be automatically cancelled if the FHLBI is unable to redeem the stock within five (5) Business Days of the end of the Redemption Period because the stock is still needed for the member to meet its Stock Requirement. No cancellation fee will be charged for the cancellation of a redemption notice on Excess Stock. However, the FHLBI shall impose a Redemption Cancellation Fee on the member in consideration for cancellation of a redemption notice for stock constituting the member’s Stock Requirement, whether the member cancels the notice or the notice is automatically cancelled as provided above.

C.	Repurchase of Stock by FHLBI

1.	The FHLBI may, at its sole discretion, upon fifteen (15) days’ notice to the member, repurchase from the member any outstanding Class B Stock that is Excess Stock. The notice shall provide that the member may identify shares of the Excess Stock to be repurchased by the FHLBI by date of acquisition and that if the member does not identify particular shares to be repurchased by the date specified in the notice, the FHLBI shall first repurchase the most recently acquired shares of Class B Stock of the member that are Excess Stock and that are not subject to a redemption request. The FHLBI shall pay to the member the par value of each repurchased share of stock and such amount will be credited to the member’s CMS Account or the member’s Time Account, as designated by the member, on the date of repurchase. A member’s submission of a notice of intent to voluntarily withdraw from membership, or its termination of membership in any other manner, shall not, in and of itself, cause any FHLBI stock to be deemed Excess Stock.

2.	If a member has one or more redemption requests outstanding as of the date that the FHLBI is to repurchase shares of Class B Stock, and if the member has not identified specific shares of the Class B Stock to be repurchased, the FHLBI shall first repurchase the most recently acquired shares of Class B Stock of a member that are Excess Stock and that are not subject to a redemption request, followed by Excess Stock that is subject to a redemption request that has been outstanding the shortest period of time and then, to the extent necessary, by repurchasing Excess Stock that are subject to a redemption request that was outstanding for the next shortest period of time and continuing in that order, to the extent necessary, until the member no longer has any Excess Stock, or the FHLBI has repurchased all of the Excess Stock of the member that the FHLBI intended to repurchase.

3.	Any stock that is repurchased by the FHLBI will be retired and will no longer be deemed outstanding stock.

D.	Additional Limitations to Redemption or Repurchase of Stock

1.

The FHLBI may not redeem or repurchase any stock if, following the redemption or repurchase, the FHLBI would fail to meet any of its minimum capital requirements or the member would fail to maintain its Stock Requirement. If at any time more than one member has outstanding a redemption notice in accordance with Section VI.B or redemption of Class B Stock in connection with a termination of membership in accordance with Section VII as to which the applicable Redemption Period has expired, and if the redemption by the FHLBI of all of the shares of Class B Stock subject to such redemption notice or termination of membership would cause the FHLBI to fail to be in compliance with any of its minimum capital requirements, then the FHLBI shall fulfill such redemptions as the FHLBI is able to do so from time to time, beginning with such redemptions as to which the Redemption Period expired on the earliest date and fulfilling such redemptions relating to that date on a pro rata basis from time to time until fully satisfied, and then fulfilling such redemptions as to which the Redemption Period expired on the next earliest date in the same manner, and continuing in that order until all of such redemptions as to which the Redemption Period has expired have been fulfilled.

2.	The FHLBI may not redeem or repurchase any capital stock without the prior written approval of the Finance Board if the Finance Board or the Board of Directors of the FHLBI has determined that the FHLBI has incurred or is likely to incur losses that result in or are likely to result in charges against the capital of the FHLBI. This prohibition shall apply even if the FHLBI is in compliance with its minimum capital requirements, and shall remain in effect for as long as the FHLBI continues to incur such charges or until the Finance Board determines that such charges are not expected to continue.

3.	The FHLBI may retain the proceeds of redemption of Class B Stock as additional collateral if the FHLBI reasonably determines that there is an existing or anticipated collateral deficiency related to any obligations owed by the member to the FHLBI and the member has failed to deliver additional collateral to resolve the existing or anticipated collateral deficiency to the FHLBI’s satisfaction, until all such obligations have been satisfied or the anticipated deficiency is resolved to the FHLBI’s satisfaction.

4.	The FHLBI maintains the right under 12 C.F.R. § 931.8(b) to suspend all redemptions of Class B Stock if the FHLBI reasonably believes that continued redemption of stock would cause the FHLBI to fail to meet its minimum capital requirements, would prevent the FHLBI from maintaining adequate capital against potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the FHLBI from operating in a safe and sound manner. The FHLBI will provide the Finance Board with notice of such suspension within two business days. The Finance Board may require the FHLBI to re-institute the redemption of member stock. The FHLBI shall not repurchase any stock without the written permission of the Finance Board during any period in which the FHLBI has suspended redemptions of stock.

VII.	Termination of or Withdrawal from Membership

Any member may voluntarily withdraw from membership in the FHLBI upon written notice to the FHLBI. Further, an institution’s membership may be involuntarily terminated in accordance with Finance Board regulations, in effect from time to time, or its membership may be terminated by operation of law as the result of a consolidation or merger of a member into a non-member that does not wish to be, or is not eligible to be, a member or into a member of another FHLBank or into another member of the

FHLBI. The effect of any termination of membership on a member’s stock ownership shall be as follows:

A.	Effective Date of Termination

1.	The Effective Date of termination for a voluntary withdrawal by a member shall be on the date the Redemption Period ends for the member’s Class B stock held by the member on the date the FHLBI received the written notice of withdrawal. The Redemption Period will commence on the date the FHLBI receives the member’s written notice of withdrawal for the member’s Class B Stock held on that date and not already subject to a notice of redemption.

2.	The Effective Date for an involuntary termination shall be the date the Board of Directors acts to terminate membership, which shall commence the Redemption Period for the member’s Class B Stock held on that date that is not already subject to a notice of redemption.

3	The Effective Date for a termination of membership resulting from the consolidation or merger of a member into a non-member that is not seeking membership in the FHLBI, or into a member of another FHLBank, shall be the date of cancellation of the member’s charter, which shall commence the Redemption Period for the member’s Class B Stock held by the member (or its successor) and not already subject to a notice of redemption. On the date of such termination of membership, the Class B Stock held by the disappearing member will be transferred on the books of the FHLBI into the name of the surviving institution.

4.	The Effective Date for a termination of membership resulting from the consolidation or merger of a member into another member of the FHLBI shall be the date of the cancellation of the member’s charter. At such time, the Class B Stock held by the disappearing member will be transferred on the books of the FHLBI into the name of the surviving member. The cancellation of the disappearing member’s charter shall not commence the Redemption Period for the Class B Stock previously held by the disappearing member. The Redemption Period for such Class B Stock shall commence only upon the filing of an appropriate notice by the surviving member or otherwise in accordance with the terms of this Capital Plan.

5.	The Effective Date for a termination of membership resulting from the relocation of a member’s principal place of business shall be the date on which the transfer of membership under the applicable regulations becomes effective, which shall commence the Redemption Period for the member’s Class B stock held on that date that is not already subject to a notice of redemption.

B.	Member Rights During Redemption Period

1.	All holders of Class B Stock shall be entitled to receive all declared dividends on the Class B Stock during the Redemption Period.

2.	A member’s submission of a notice of intent to voluntarily withdraw from membership or its termination of membership in any other manner shall not, in and of itself, cause any FHLBI stock to be deemed Excess Stock.

3.	Except as set forth in Section VI.D., and unless the withdrawing or terminated member must continue to comply with a Stock Requirement related to its Activity-based Stock Requirement, the FHLBI shall redeem the member’s Class B Stock upon expiration of the Redemption Period. In accordance with 12 C.F.R.§925.29, all indebtedness or other obligations of the member to the FHLBI (including, without limitation, prepayment fees and grants) must be repaid or otherwise settled before the FHLBI shall redeem or repurchase the member’s Class B Stock that is required to support the indebtedness or other obligation.

4.	Members that file a notice to voluntarily withdraw from membership may continue to enter into Activity-based Assets with the FHLBI, subject to the following provisions:

a.	Without the consent of the FHLBI, no such transaction may mature or otherwise terminate after the Effective Date of the member’s termination.

b.	A member’s Class B Stock that is part of the member’s Stock Requirement at the time the notice of withdrawal is filed shall be immediately converted from Subseries B-1 Stock to Subseries B-2 Stock, and shall receive the lower dividend, until the stock is redeemed or the withdrawal notice is canceled. A member’s stock that is or becomes Excess Stock during the Redemption Period will continue to be Subseries B-1 Stock or will re-convert to Subseries B-1 Stock at the next Recalculation Date determined under Section V.B.

c.	In the event a withdrawing member engages in additional Activity-based Assets that require the member to purchase additional Class B Stock, which shall be Subseries B-2 Stock, after the date of the notice of withdrawal, such stock shall be deemed to be automatically subject to a notice of redemption with the Redemption Period to commence on the date of purchase of the stock. A withdrawing member shall not be required to purchase additional stock based upon changes in its Total Mortgage Assets while a withdrawal notice is pending. A member shall have no further right to enter into Activity-based Assets with the FHLBI on or after the date that membership terminates in accordance with 12 C.F.R.§925.26(b), notwithstanding that the member may have additional Class B Stock that was purchased after the date of the notice of withdrawal and for which the Redemption Period has not ended.

d.	A withdrawing member shall continue to maintain Class B Stock sufficient to meet its Stock Requirement in accordance with the provisions of the Capital Plan until the date on which its membership terminates. Prior to such termination date, any Class B Stock that is not required to meet the member’s Stock Requirement shall be Excess Stock subject to repurchase by the FHLBI. On or after such termination date, any Class B Stock that is not required to meet the member’s Stock Requirement related to its Activity-based Stock Requirement shall be Excess Stock subject to repurchase by the FHLBI.

5.	A member that is involuntarily terminated by the Board of Directors shall not be able to enter into any further Activity-based Assets with the FHLBI but shall make arrangements for an orderly liquidation of all outstanding indebtedness or other obligations of the member to the FHLBI (including, without limitation, prepayment fees and grants).

a.	A member’s Class B Stock that is part of the member’s Stock Requirement at the time of the termination shall be immediately converted from Subseries B-1 Stock to Subseries B-2 Stock and shall receive the lower dividend until the stock is redeemed. A member’s stock that is or becomes Excess Stock during the Redemption Period will continue to be Subseries B-1 Stock or will convert back to Subseries B-1 stock at the next Recalculation Date.

b.	No stock that is part of a member’s Stock Requirement related to its Activity-based Stock Requirement on the date of such involuntary termination shall be redeemed or repurchased by the FHLBI until such indebtedness or other obligations are repaid or otherwise settled. Excess Stock held by such member may be repurchased, at the sole discretion of the FHLBI before such indebtedness or other obligations are repaid or otherwise settled.

6.	A member that is terminated due to a consolidation or merger with a non-member or with a member of another FHLBank shall not enter into any further Activity-based Assets with FHLBI but shall make arrangements for an orderly liquidation of all outstanding indebtedness or other obligations of the member to the FHLBI (including, without limitation, prepayment fees and grants).

a.	If the non-member institution into which the member has been consolidated or merged has given notice to the FHLBI of its intention to apply for membership, liquidation shall not be required unless the non-member abandons the application process or the FHLBI denies the application for membership.

b.	A member’s Class B Stock that is part of the member’s Stock Requirement at the time of the termination shall be immediately converted from Subseries B-1 Stock to Subseries B-2 Stock and shall receive the lower dividend until the stock is redeemed. A member’s stock that is or becomes Excess Stock during the Redemption Period will continue to be Subseries B-1 Stock or will convert back to Subseries B-1 Stock at the next Recalculation Date.

c.	No stock that is part of a member’s Stock Requirement related to its Activity-based Stock Requirement, on the effective date of such consolidation or merger, whether held by the member or its successor, shall be redeemed or repurchased by the FHLBI until such indebtedness or other obligations are repaid or otherwise settled.

d.	Excess Stock held by such member may be repurchased at the sole discretion of the FHLBI before such indebtedness or other obligations are repaid or otherwise settled.

7.	A member that is terminated due to a relocation of its principal place of business shall not enter into any further Activity-based Assets with FHLBI but shall make arrangements for an orderly liquidation of all outstanding indebtedness or other obligations of the member to the FHLBI (including, without limitation, prepayment fees and grants).

a.	A member’s Class B stock that is part of the member’s Stock Requirement at the time of the termination shall be immediately converted from Subseries B-1 Stock to Subseries B-2 Stock and shall receive the lower dividend until the stock is redeemed. A member’s stock that is or becomes Excess Stock during the Redemption Period will continue to be Subseries B-1 Stock or will convert back to Subseries B-1 Stock at the next Recalculation Date.

b.	No stock that is part of a member’s Stock Requirement related to its Activity-based Stock Requirement, on the effective date of such relocation, shall be redeemed or repurchased by the FHLBI until such indebtedness or other obligations are repaid or otherwise settled.

c.	Excess Stock held by such member may be repurchased at the sole discretion of the FHLBI before such indebtedness or other obligations are repaid or otherwise settled

8.	All prepayments of obligations maturing after the Effective Date of termination of membership shall be subject to any applicable prepayment fees normally imposed by the FHLBI.

C.	Cancellation of Withdrawal Notice

1.	A member that has filed a notice of voluntary withdrawal from membership may cancel that notice at any time prior to the Effective Date of termination by a further written notice to the FHLBI. The FHLBI shall impose a Withdrawal Cancellation Fee on the member in consideration for such cancellation. A member’s Subseries B-2 Stock will then immediately be re-converted to Subseries B-1 Stock.

2.	A member that cancels a notice of voluntary withdrawal will also be required to immediately purchase any Class B Stock needed to meet the member’s then current minimum Stock Requirement, including any additional stock required due to amendments or adjustments made by the Board of Directors pursuant to Section V.C. hereof, occurring during the period while the member’s notice of withdrawal was pending.

D.	Readmission to Membership

An institution that has withdrawn from membership or otherwise has had its membership terminated and that has divested all of its shares of FHLBI stock may not be readmitted to membership in any FHLBank or acquire any capital stock of any FHLBank for a period of five (5) years from the date membership was terminated and all the stock was redeemed or repurchased. However, any institution that withdrew from membership prior to December 31, 1997, may apply for membership at any time, subject to the approval of the Finance Board.

VIII.	Adoption of Changes to Capital Plan

The Board of Directors shall review the Capital Plan at least annually. The Board of Directors may, from time to time, consider and approve amendments to this Capital Plan. This includes but is not limited to the issuance of subordinated debt as authorized by Section 11 of the Federal Home Loan Bank Act, as amended from time to time, provided that the Finance Board has determined that subordinated debt can be counted toward the FHLBI’s Total Capital. All amendments must be submitted to and approved by the Finance Board before such amendments will be effective. After receipt of approval, such amendments will be effective fifteen (15) days after the mailing or electronic posting of notice to the members, unless another date is specified in such notice.

IX.	Transition Provisions

The Effective Date of this Capital Plan shall be the date of initial issuance of stock hereunder. The FHLBI has made a good faith determination that it will be able to implement this Capital Plan as submitted to the Finance Board and that it shall be in full compliance with the Risk-based Capital Requirement and Total Capital requirement set forth in the Capital Regulation as of such date. The following actions, which constitute the FHLBI’s Plan of Reorganization, within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder, are to be taken in order to implement the Capital Plan.

A.	Exchange of Existing Stock

1.	On a date declared by the Board of Directors which shall not be later than 18 months after receipt of approval from the Finance Board of the Capital Plan, the existing stock of all members of the FHLBI shall automatically be deemed exchanged for shares of an equal amount of par value of Class B Stock without any action on the part of the members. Not less than forty-five (45) nor more than sixty (60) days prior to the Opt-out Date, each member will be provided with a written notice describing its anticipated Stock Requirement as of the Effective Date of the Capital Plan, together with an Information Statement describing the Capital Plan, the terms and conditions of the Class B Stock and other information about the FHLBI. The Opt-out Date will be thirty (30) days prior to the Effective Date of the Capital Plan.

2.	To the extent that, upon the exchange of Class B Stock for existing stock described in the preceding paragraph, a member’s holdings of Class B Stock exceed its Stock Requirement, the balance shall be Excess Stock of the member as of the Effective Date. The FHLBI may, in its sole discretion, repurchase part or all of the Excess Stock that may be outstanding on the Effective Date, subject to the applicable requirements and limitations of Sections VI.C. and VI.D, except that the 15-day prior notice requirement set forth in Section VI.C shall not apply to repurchases of Excess Stock on the Effective Date.

3.	All members will be required to advise the Finance Board and the FHLBI in writing by the Opt-out Date as to whether they are exercising their option to withdraw from membership, as set forth in Subsection B below. The FHLBI will then have the opportunity to evaluate the effects of any withdrawals by the members on the FHLBI’s Risk-based Capital Requirement and Total Capital requirement as of the Effective Date. The FHLBI may then make pro rata adjustments in the amount of Excess Class B Stock to be repurchased from members, if necessary, or take any other necessary or appropriate action, to ensure compliance with the FHLBI’s capital requirements. The FHLBI will give members notice as soon as practicable after the Opt-out Date if their actual Stock Requirement is expected to change as a result of the effects of member withdrawals.

4.	If, after all of a member’s holdings of existing stock as of the Effective Date have been exchanged for Class B Stock, the member does not meet its Stock Requirement, the FHLBI shall notify the member of the deficiency. Any additional stock purchases necessary to meet the Stock Requirement will be made by cash payment from the member by wire transfer or by debiting the required amount from the member’s CMS account or the member’s Time account, as designated by the member. If the member fails to purchase such additional stock needed to meet the member’s Stock Requirement on the Effective Date, such member will be involuntarily terminated and will be subject to all of the provisions of Section VII of this Capital Plan.

B.	Withdrawal from Membership Prior to the Effective Date

1.	No member shall be required to maintain its membership in the FHLBI upon the implementation of this Capital Plan. The member shall be required to comply with the withdrawal provisions of Section VII.B, unless the member successfully opts out in accordance with the provisions hereof.

2.	A member electing to terminate membership on or before the Effective Date shall provide written notice to the Finance Board, with a copy to the FHLBI, on or before the Opt-out Date. Such member’s existing stock shall not be converted, but will be redeemed six months from the date such notice was filed with the Finance Board (the Redemption Period for the current stock) or on the Effective Date, whichever is earlier, provided that the member has no outstanding indebtedness or obligations owed to the FHLBI, or that the member makes arrangements for the orderly liquidation and repayment of such obligations. If such obligations are not liquidated by the end of the six-month notice period or on the Effective Date, or if arrangements for such orderly liquidation and repayment have not been made to the satisfaction of the FHLBI, the current stock will be redeemed but the proceeds will be deposited into the member’s Time account to be held as collateral by the FHLBI until such obligations are met. Former members of the FHLBI whose stock has not yet been redeemed due to outstanding obligations will also have their stock redeemed subject to the same terms and conditions as members that opt out under this section prior to the Opt-out Date.

3.	If a withdrawing member prepays any outstanding indebtedness prior to its scheduled maturity as a result of such withdrawal of membership, such prepayment shall be subject to any applicable prepayment fees.

4.	If any member fails to advise the Finance Board and the FHLBI prior to the Opt-out Date that it is exercising its option to withdraw from membership, such member will be deemed to have consented to the exchange and all outstanding stock of the member shall be automatically exchanged for Class B Stock as of the Effective Date. If a member files a notice of withdrawal after the Opt-out Date, the member will be treated as a voluntarily withdrawing member under Section VII of this Capital Plan and the member’s stock will be converted into and exchanged for Class B Stock as of the Effective Date. However, the Redemption Period will be deemed to commence on the date the withdrawal notice was filed with the Finance Board, even though that was prior to the Effective Date. If any member fails to purchase any additional stock needed to meet the member’s Stock Requirement on the Effective Date, such member will be involuntarily terminated and will be subject to all of the provisions of Section VII of this Capital Plan.

C.	Effect on Election of Directors

If this Capital Plan is effective on or prior to December 31 of a given year, the voting rights for members shall be as set forth in Section IV hereof with respect to directors to be elected in the subsequent year, provided that if any member does not hold its shares of Class B Stock sufficient to satisfy its Stock Requirement under the Capital Plan on December 31 of a given year, only its actual stock holdings will be used in calculating the number of shares entitled to vote and the designation of directorships. If this Plan is not effective on December 31 of a given year, director elections and voting rights for the subsequent year shall be determined in accordance with the Finance Board’s regulations in effect prior to implementation of the Capital Plan.

Approved by the Board of Directors of the Federal Home Loan Bank of Indianapolis on September 19, 2002.